May 28, 2021

FILED BY SEDAR

British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland and Labrador

Northwest Territories Securities Office

Office of the Superintendent of Securities, Yukon Territory

Nunavut Securities Office

Dear Sirs / Mesdames:

Re:	Vizsla Silver Corp.

We refer you to the prospectus supplement dated May 28, 2021 (the "Supplement") to the short form base shelf prospectus of Vizsla Silver Corp. (the "Corporation") dated December 1, 2020 qualifying the distribution of 24,000,000 units of the Corporation.

We, as counsel to the underwriters, hereby consent to the references to our firm on page S-iii of the Supplement and under the heading "Legal Matters" and to the reference to and use of our opinion under the heading "Eligibility for Investment" in the Supplement.

We confirm that we have read the Supplement and that we have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

Yours truly,

"CASSELS BROCK & BLACKWELL LLP"